Paul, Weiss, Rifkind, Wharton & Garrison LLP

1285 Avenue of the Americas

New York, New York 10019

October 13, 2021

CONFIDENTIAL

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Timothy Collins
Timothy S. Levenberg
Division of Corporation Finance
Office of Energy &Transportation

M3-Brigade Acquisition III Corp.

Amendment No. 3 to Registration Statement on Form S-1

Filed on September 22, 2021

File No. 333-256017

Ladies and Gentlemen:

On behalf of our client, M3-Brigade Acquisition III Corp., a Delaware corporation (the “Company”), and pursuant to the applicable provisions of the Securities Act of 1933, as amended (the “Securities Act”), and the rules and regulations promulgated thereunder, we file in electronic form the accompanying Amendment No. 4 to Registration Statement on Form S-1 of the Company (the “Registration Statement”), marked to indicate changes from the Amendment No. 3 to Registration Statement on Form S-1 which was filed with the Securities and Exchange Commission (the “Commission”) on September 22, 2021.

The Registration Statement reflects the responses of the Company to the comments received from the Staff of the Commission (the “Staff”) in a letter, dated October 12, 2021. For your convenience, references in the responses to the page numbers are to the marked version of the Registration Statement and to the prospectus included therein.

The Company has asked us to convey the following as its response to the Staff:

Our Forward Purchase Agreement and Committed Capital, Page 108

1.

At page 26 and elsewhere, you state that “Subject to the conditions in the forward purchase agreement, the purchase of the forward purchase shares will be a binding obligation of our forward purchase affiliate....” It appears that the prospectus does not mention a number of significant conditions to the

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purchaser/affiliate’s obligation to purchase, which a review of newly filed exhibit 10.8 reveals. We refer you to prior comment 3, in which we asked you to revise the prospectus to discuss in greater detail the terms of the agreement, such as the nature of the “binding obligation” and the related “conditions” you reference.

Section 6(a) of exhibit 10.8 provides nine conditions to the purchaser/affiliate’s obligation to purchase. The eighth of the nine refers to a requirement not mentioned in the prospectus that the registrant consummate “a PIPE for the purchase of common stock of [M3] ... pursuant to which [M3] shall have received net cash proceeds from third-party investors who are not affiliates of [M3 or the sponsor] in an aggregate amount of at least three times the Total Forward Purchase.” Please disclose in necessary detail any currently undisclosed but material conditions to the purchaser/affiliate’s obligation to purchase forward purchase securities. Secondly, make clear that the purchaser/affiliate is empowered to reasonably determine “in good faith” whether the conditions have been met. Thirdly, tell us where in the agreement filed as exhibit 10.8 one can find the purchaser/affiliate’s right (mentioned at page 25 of the prospectus) to transfer to third parties a portion of its obligation to purchase the forward purchase shares.

Response to Comment 1

The Company acknowledges the Staff’s comment and in response has revised the Registration Statement to include the closing conditions of the forward purchase agreement and to describe the process by which a “good faith” determination will be made as to whether the closing conditions have been met. The Company has also updated the disclosure to reflect that the forward purchase affiliate can only transfer its obligations to an affiliate, pursuant to section 8(f) of the FPA. Please see pages 25-27, 43-45, 94-95, 111-112, 150-151, 154-155 and 167-168.

2.

Discuss the PIPE requirement here and elsewhere in the prospectus where appropriate, including quantifying the PIPE’s minimum $120M size in the event of a total forward purchase of $40M. For example, the PIPE is not mentioned in the risk factor at page 42 which is partially titled “If the sale of the forward purchase shares does not close, we may lack sufficient funds to consummate our initial business combination.” Also, if the requisite minimum ratio of enterprise value to the projected full fiscal year Adjusted EBITDA of the target (referenced in Section 6(a)(iii) of exhibit 10.8) will materially impact the types of target enterprises you will consider in light of the aforementioned risk factor, please provide a more detailed discussion of this limitation in the prospectus, including by whom and the manner by which the ratio is to be derived. Lastly, please disclose what factors you would consider in determining (1) how many units to sell pursuant to the FPA, (2) whether to seek additional purchases above $40M, and (3) the size of the PIPE. See prior comment 4.

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Response to Comment 2

The Company acknowledges the Staff’s comment and in response has revised the Registration Statement to include more information about the PIPE requirement and the requirement with respect to the requisite minimum ratio of enterprise value to the projected full fiscal year Adjusted EBITDA of the target in connection with the Company’s initial business combination. The Company also included additional disclosure in the Registration Statement describing the factors it would consider in determining how many units to sell pursuant to the FPA, whether to seek additional purchases above $40,000,000 and the size of the PIPE. Please see pages 26-27, 44-45, 94-95, 111-112, 150-151, 154-155 and 167-168.

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Any questions or notifications with respect to this letter should be directed to the undersigned at (212) 373-3146.

Very truly yours,

/s/ David A. Curtiss

David A. Curtiss

cc:	Paul, Weiss, Rifkind, Wharton & Garrison LLP

David A. Huntington

M3-Brigade Acquisition III Corp.

Mohsin Meghji

Charles Garner

Matthew Perkal

Ellenoff Grossman & Schole LLP

Douglas Ellenoff

Stuart Neuhauser

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